
08003177

423

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Opel International Inc.

*CURRENT ADDRESS Suite 501 - 121 Richmond Street West
Toronto, Ontario M5H 2K1
Canada

**FORMER NAME

**NEW ADDRESS

ILE NO. 82- 35213 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☒
F 14A (PROXY)	☐		

OICF/BY: MAC

D : 6/11/08

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.
  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 1 May 2008
(~~Director~~/Deputy Company Secretary)

Print name: Wendy King

== == == == ==

+ See chapter 19 for defined terms.

File No. 82-34758


BLUEPRINT
OneWorld

88(2)

(Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number	2072534
Company Name in full	Henderson Group plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	01	05	2008			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	1,381		
Nominal value of each share	£0.125		
Amount (if any) paid or due on each share *(including any share premium)*	£0.696		

List the names and addresses of the allottees and the number and class of *shares allotted to each overleaf*

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted *(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

Company No 2072534

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s) THE PUBLIC	£0.125 Ordinary	1,381
Address HSDL Nominees Limited, Trinity Road, Halifax, United Kingdom		
UK postcode HX1 2RG		
	Class of shares allotted	Number allotted
Name(s)		
Address		
UK postcode		
	Class of shares allotted	Number allotted
Name(s)		
Address		
UK postcode		
	Class of shares allotted	Number allotted
Name(s)		
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form 0

Signed ____________________ Date ____________

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Henderson Secretarial Services Limited, 4 Broadgate,
London, EC2M 2DA, England
Tel
DX number DX exchange



Annual General Meeting

1 May 2008

Henderson Group plc today holds its 2008 Annual General Meeting.

The scripts for the opening addresses by the Chairman and the Chief Executive are attached.

Part one: Henderson Group Chairman's address to Shareholders.

Part two: Henderson Group Chief Executive's address to Shareholders.

* * *

For further information

www.henderson.com or

Investor enquiries
Mav Wynn,
Henderson Group +44 (0) 20 7818 5135
Head of Investor Relations investor.relations@henderson.com

Media enquiries
United Kingdom – Maitland
Peter Ogden +44 20 7379 5151

Australia – Cannings
Pip Green +61 2 9252 0622

Henderson Group plc
4 Broadgate,
London EC2M 2DA
Registered in England
No. 2072534
ABN 30 106 988 836

Address by Rupert Pennant-Rea, Chairman, to the Henderson Group 2008 Annual General Meeting 1 May 2008

Looking back, 2007 was indeed a year of two halves. After the initially benign markets, the second half was much tougher. Taken together we are pleased with the Group's strong financial performance. For the year as a whole, higher margin net inflows totalled £1 billion and, in revenue terms, these inflows more than offset outflows from the lower margin Institutional business and Pearl. Together with slower growth in costs, it meant that the Group made good financial progress in 2007, with pre-tax profit from continuing operations, excluding non-recurring items, up by 30% to £107 million – a record for Henderson as a listed company.

The Group also improved the efficiency of its balance sheet. As I mentioned at last year's meeting, we raised £175 million of senior debt in May 2007, which was good timing given what happened later. We are comfortable with this level of gearing. We also made another sizeable return of cash to shareholders last year – £250 million by means of a special dividend and share consolidation. In total, the Company has returned more than £1.3 billion to shareholders since we listed in December 2003. Aside from regular dividends, which I will discuss in a moment, we do not plan to make any further substantial distributions to shareholders in the foreseeable future, as we will reinvest any cash surpluses in the business to boost our potential for growth. The sort of re-investment we will consider includes acquisition opportunities to build our higher margin businesses in areas such as Property, UK Wholesale and Hedge funds.

On dividends, the Directors are recommending a final dividend for 2007 of 4.44 pence per share, to be paid on May 30th to shareholders on the register on May 9th. For holders of CDIs, the A$ equivalent will be around 9.3 cents and the NZ$ equivalent will be around 11.1 cents. The exact rates will be confirmed on May 9th, the Record Date. This will bring the total ordinary dividend for 2007 to 6.1 pence per share, or around 13 cents (Australia) and around 15.5 cents (New Zealand), a 94% increase on last year's total ordinary dividend.

The Board will review its dividend policy later this year, but we expect to increase the pay-out ratio from 50% to 55% for 2008. Beyond that, we might move up around 5 percentage points a year, bringing the ratio to about 65% from 2010 onwards.

On another matter, I would like to alert shareholders to various unsolicited offers to acquire their shares at values below current market prices. Ms Suzanne Lee Forster's company, Hassle Free Share Sales Pty Ltd, has recently written to our shareholders offering to buy Henderson Group shares for A$1.01 each, significantly below the current market price of around A$2.60. We are aware of a few organisations in Australia that target shareholders in this way, and we urge shareholders to seek independent advice; quite obviously they should check the terms of the offer against the market price of Henderson Group shares.

Just a few closing remarks about the future, and you won't be surprised to hear that we expect markets to remain volatile and difficult this year. As you may recall, we took some pre-emptive steps at the start of the year to protect our profits for 2008. The Chief Executive will say more on this and how the business is going. The Board believes these profit protection measures, together with the diversity of the Group, will provide opportunities for further growth. We aim to continue creating value for our shareholders and providing a good service for our clients. To all of them and to our excellent staff, thank you for your support.

Address by Roger Yates, Chief Executive, to the Henderson Group 2008 Annual General Meeting 1 May 2008

As the Chairman has mentioned, the Group delivered solid growth in profits in 2007, with profit before tax from continuing operations, excluding non-recurring items, up by 30% to £106.7 million. For us this result feels like a vindication of our strategy of focusing on higher margin products and on profitability, as opposed to just levels of assets under management.

Driven by this strong headline result, there were also significant improvements in earnings per share – up 83%, in the cost to income ratio for Henderson Global Investors – down by over 5 percentage points and in the dividend, where the full year total was almost double 2006. Investment performance was generally satisfactory although market turbulence towards the end of the year created a more challenging environment in which to deliver investment returns to clients. We made good progress in improving the efficiency of the balance sheet, successfully raising debt in May last year, which was both well timed and well priced, and we returned a further £250 million to shareholders in October.

Looking at the result in more detail, profits in Henderson Global Investors, the Group's main subsidiary, rose by 35% to £109.6 million on revenues 14% higher at £337.4 million. The positive revenue impact of £1 billion inflows into higher margin products, more than offset the revenues lost from outflows from Pearl and other lower margin mandates. Total fee margins also improved to 53bps in 2007, up from 44bps in 2006, again a reflection of the shift towards higher margin business. The improvement in the cost to income ratio from 72.6% to 67.5% was comfortably within the guidance we gave in November.

Another measure of success is the quantum of performance fees we generate. On this measure, 2007 was a very strong year in which we generated net performance fees of £50.1 million compared to £37.3 million in 2006. Encouragingly, the fees were generated right across the business, in Property, Hedge, and a range of long only mandates and were sourced from 65 different funds, compared to 52 in 2006. This diversity leads us to believe that performance fees will remain a feature of our revenues, although these will be lower in 2008. Assuming flat markets, we expect transaction and net performance fees of approximately £30 million this year. This is in line with guidance we gave at the end of February.

Volatile and uncertain markets have led to subdued investor demand so far this year, particularly in mutual funds. However, when investor confidence returns, we believe we have a good range of saleable products. We will provide a more detailed update on business performance when we release our first Interim Management Statement on 15 May.

We have recently begun a full review of most of our third party administration arrangements, which we expect to complete by the end of the year. This review will involve some one-off expenditure, on which we will provide guidance with our 2008 interim results on 28 August.

The Group continued to enjoy a lower effective tax rate than the UK statutory rate in 2007, due to the recognition of deferred tax assets and the release of provisioning in respect of prior years. As previously indicated, we expect the effective tax rate on continuing operations excluding non-recurring items, to remain between 10% and 15% in 2008, reverting closer to the statutory rate in 2009 or 2010.

As the Chairman already mentioned, the Group has returned just over £1.3 billion to shareholders over the past three years and recently took some debt onto its balance

sheet. Accordingly, we expect Corporate net interest to comprise mainly debt servicing costs in 2008 and it will therefore turn negative to approximately £10.5 million before tax relief, assuming an interest rate of 6%. We currently expect corporate costs in 2008 to be similar to those of 2007, in other words approximately £9 million.

One of our financial objectives for 2008 is to meet or beat Henderson Global Investors' 2007 operating profit before tax. As we have already seen, the market background for 2008 is more adverse than that which existed in 2007. So having demonstrated that we can drive profits higher in a relatively benign market environment which we did in 2007, we now have the job of managing Henderson in a less favourable climate. This means a renewed focus on costs as well as continued efforts to drive revenues up via our higher margin business lines.

We have already taken some measured cost action, namely headcount and related restructuring, which should generate £20 million of savings in 2008, before a restructuring charge of approximately £2.5 million pre-tax. This has been done without cutting any of our investment capabilities. We identified a further £10 million of non-staff costs at the start of the year that could be removed from our cost base if markets remained subdued. We made the decision in early April to proceed with these cost reductions. Unless markets show signs of sustained improvement, we do not expect these costs to return to our cost base. In addition, savings will be achievable in variable staff costs, should future market levels remain subdued. The prompt action we have taken on costs, together with the variability of our cost base, leaves us reasonably confident, therefore, of delivering a cost to income ratio for Henderson Global Investors of 65% or below in 2008.

At this point, we remain on track to meet our financial objectives – that is to meet or beat Henderson Global Investors' 2007 operating profit before tax and delivering a cost to income ratio of 65% or below in 2008.

Our primary focus will continue to be on profitable organic growth, but we also believe that, in more difficult markets, we are in a good position to capitalise on other opportunities. We are actively looking for opportunities where we can lift out teams or make bolt-on acquisitions that meet our criteria.

Overall, the business is in good shape. It can withstand a sustained period of flat or weak markets and is well positioned to benefit from any upturn.



Notice of interim results

1 May 2008

Henderson Group plc will announce its interim results for the six months ending 30 June 2008 on Thursday, 28 August 2008.

For further information

www.henderson.com or

Investor enquiries
Mav Wynn,
Henderson Group
Head of Investor Relations
+44 (0) 20 7818 5135
investor.relations@henderson.com

Media enquiries
United Kingdom – Maitland
Peter Ogden
+44 20 7379 5151

Australia – Cannings
Pip Green
+61 2 9252 0622

* * *

Henderson Group plc
4 Broadgate,
London EC2M 2DA
Registered in England
No. 2072534
ABN 30 106 988 836

File No. 82-34758


BLUEPRINT
OneWorld

88(2)

(Revised 2005)

Please complete in typescript, or in bold black capitals.
CHFP010

Return of Allotment of Shares

Company Number 2072534

Company Name in full Henderson Group plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	07	05	2008			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	299,359		
Nominal value of each share	£0.125		
Amount (if any) paid or due on each share (including any share premium)	£0.7396		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)


Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ *DX 33050 Cardiff*
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

Company No 2072534

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) THE PUBLIC	Class of shares allotted: £0.125 Ordinary	Number allotted: 299,359
Address HSD Nominees Limited, Trinity Road, Halifax, United Kingdom		
UK postcode HX1 2RG		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form 0

Signed ______ Date ______

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Henderson Secretarial Services Limited, 4 Broadgate,
London, EC2M 2DA, England
Tel
DX number DX exchange

File No. 82-34758

BLUEPRINT OneWorld

88(2)

(Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number 2072534

Company Name in full Henderson Group plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From			To		
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	Day	Month	Year	Day	Month	Year
	08	05	2008			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	2,475		
Nominal value of each share	£0.125		
Amount (if any) paid or due on each share *(including any share premium)*	£1.212		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted

(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

Company No 2072534

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s) THE PUBLIC	£0.125 Ordinary	2,475
Address HSDL Nominees Limited, Trinity Road, Halifax, United Kingdom		
UK postcode HX1 2RG		
	Class of shares allotted	Number allotted
Name(s)		
Address		
UK postcode		
	Class of shares allotted	Number allotted
Name(s)		
Address		
UK postcode		
	Class of shares allotted	Number allotted
Name(s)		
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form 0

Signed ______________________ Date ______________

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Henderson Secretarial Services Limited, 4 Broadgate,
London, EC2M 2DA, England
Tel
DX number DX exchange

File No. 82-34758


Henderson Group plc

Dividend rates

9 May 2008

Henderson Group plc wishes to confirm that shareholders on the register at 5.00pm today, the Record Date, will be entitled to a dividend in respect of the six months ended 31 December 2007 of 4.44 pence per ordinary share.

For holders of CHESS Depositary Interests (CDIs), the A$ or the NZ$ equivalent will be 9.333013 cents* (Australia) and 11.230833 cents* (New Zealand) per CDI respectively.

The dividend will be paid on 30 May 2008.

The timetable is as follows:

Record Date for dividend	Fri 9 May
Processing recommences for requests by CDI holders to convert CDIs into ordinary shares and by ordinary shareholders to convert ordinary shares into CDIs	Mon 12 May
Dividend payment date	Fri 30 May

*The exchange rates that have been applied in translating the dividend amount are as follows:
£1 = A$2.102030 and £1 = NZ$2.529467

Henderson Group plc
4 Broadgate
London EC2M 2DA
Registered in England
No. 2072534
ABN 30 106 988 836

For further information:

www.henderson.com or

Mav Wynn
Head of Investor Relations
mav.wynn@henderson.com


FSA

Financial Services Authority

Henderson Group plc

9 May 2008

Attached is a notification which was required to be announced under London Stock Exchange Listing Rules.

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Henderson Group plc
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	X
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):______	
3. Full name of person(s) subject to the notification obligation:	Orion Asset Management Limited
4. Full name of shareholder(s) (if different from 3.):	
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	7 May 2008
6. Date on which issuer notified:	9 May 2008

7. Threshold(s) that is/are crossed or reached:	Below 3.00%
8. Notified details:	

A: Voting rights attached to shares							
Class/type of shares If possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
Ordinary Shares (via CHESS Depositary Interests)	23,821,607	23,821,607	21,539,597	21,539,597		2.99%	

B: Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)	
Number of voting rights	% of voting rights
21,539,597	2.99%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
Orion Asset Management Limited

Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	Level 23, 1 Alfred Street Sydney, NSW, 2000
14. Contact name:	Tim Ryan, CEO
15. Contact telephone number:	+612 8247 8101

 Henderson Group plc

Interim Management Statement

15 May 2008

Henderson Group plc ('the Group' or 'Company'), is today publishing its first Interim Management Statement in accordance with the EU Transparency Directive and revised UK Listing Authority rules. Unless otherwise stated, the comments below refer to the first 4 months of the current financial year, representing the period from 1 January 2008 to 30 April 2008 ('the period').

Overview

Market conditions remained challenging throughout the period, which resulted in generally subdued demand for investment management products across the industry, particularly amongst retail investors. Nevertheless, we are encouraged by our own asset raising and retention efforts which, combined with the prompt action we took on costs earlier in the period, should enable us to achieve the financial objectives for 2008 that we announced at the end of February: to meet or beat Henderson Global Investors' ('Henderson') 2007 operating profit before tax of £109.6 million and to deliver a Henderson cost to income ratio of 65% or below.[1]

Fund flows and assets under management

Summary of movements in AUM

	Opening AUM 1 Jan 08 £bn	Net flows 1 Jan 08 – 30 April 08 £bn	Market/FX 1 Jan 08 – 30 April 08 £bn	Closing AUM 30 April 08 £bn
Higher margin				
Investment Trusts	4.3	(0.3)	(0.2)	3.8
Horizon funds	3.5	(0.2)	(0.1)	3.2
UK Wholesale	3.8	(0.1)	(0.1)	3.6
US Wholesale	3.5	0.2	(0.2)	3.5
Hedge funds	1.2	0.0	0.0	1.2
Property UK/Europe	7.4[2]	0.5	0.1	8.0
Property US	1.3	0.0	0.0	1.3
Private Equity	1.1	0.0	0.1	1.2
Structured Products	1.8	0.0	0.0	1.8
	27.9	**0.1**	**(0.4)**	**27.6**
Lower margin				
Institutional	11.7	0.8	(0.3)	12.2
Total AUM ex Pearl	**39.6**	**0.9**	**(0.7)**	**39.8**
Pearl	17.7	(1.1)	(0.2)	16.4
Pearl Staff Pension Scheme	1.9[3]	(1.8)	(0.1)	0.0
Total AUM	**59.2**	**(2.0)**	**(1.0)**	**56.2**

[1] Before non-recurring items.
[2] £0.2 billion previously included in 31 Dec 2007 disclosure now included in Pearl Staff Pension Scheme.
[3] Includes £0.2 billion of Property (UK/Europe).

Henderson Group plc
4 Broadgate,
London EC2M 2DA
Registered in England No
2072534
ABN 30 106 988 836

Overall, net inflows into our higher margin businesses were broadly flat in the period. Within this total, we saw net inflows of £0.2 billion in US Wholesale and £0.5 billion in Property, with a further £2 billion of Property client commitments to invest as at 30 April 2008. We plan to invest this pipeline over the next 18 to 24 months. Against these net inflows we saw net outflows from Investment Trusts (£0.3 billion), Horizon (£0.2 billion) and UK Wholesale (£0.1 billion) in the period. The net outflow from Investment Trusts was largely due to the reduction of an enhanced index mandate by Witan.

Assets under management in Hedge funds (£1.2 billion), US Property (£1.3 billion), Private Equity (£1.2 billion) and Structured Products (£1.8 billion) remained stable during the period.

In Institutional, we achieved net inflows of £0.8 billion, mostly into fixed income products, a significant improvement on recent years.

We experienced net outflows of £1.1 billion from Pearl in the period, £0.6 billion from the run-off of Pearl's closed life books and £0.5 billion in respect of previously notified withdrawals. Pearl has a further £8 billion of assets which it gave notice on in 2007 but has yet to withdraw and, therefore, we continue to manage these funds on a care and maintenance basis.

The investment management and other related agreements, entered into with Pearl in June 2006, allow Pearl flexibility to withdraw and/or re-allocate its assets. As such, we cannot predict movements in Pearl funds. However, if actual fees fall below certain thresholds, Pearl has agreed to make compensation payments to Henderson to make good the shortfall, until April 2015. The Pearl fund outflows mentioned above, therefore, will not have any material impact on Henderson's future revenues.

The Pearl Staff Pension Scheme withdrew its mandate of £1.8 billion in the period, as previously flagged, resulting in a future revenue loss of approximately £2 million per annum.

These fund flows, together with unfavourable market and foreign exchange rate movements of £1.0 billion in the period, brought total assets under management to £56.2 billion at 30 April 2008.

Investment performance

Despite recent market turbulence, our three year investment performance track record remains generally competitive.

Within Listed Assets, we are encouraged by recent improvements in our Fixed Income performance, although somewhat disappointed by short-term performance in Equities.

Within Property, our US business performed relatively well in the year to 31 December 2007[4], whereas Pan-European Property endured a more difficult year.

Overall, we remain comfortable with the guidance we gave in February on net performance and transaction fees of £30 million for 2008.

[4] Latest available data.

Tax

The Group continues to enjoy a lower effective tax rate than the UK statutory rate, due to the recognition of deferred tax assets and the release of provisioning in respect of prior years. As previously indicated, we expect the effective tax rate on continuing operations excluding non-recurring items in 2008 to remain between 10% and 15%, reverting closer to the statutory rate in 2009 or 2010.

Dividend

We expect to increase the dividend pay-out ratio from 50% to 55% of net profits after tax before non-recurring items for 2008. Beyond that, we are likely to increase the dividend pay-out ratio by 5 percentage points a year, bringing the ratio to about 65% from 2010 onwards.

Third party administration review

As we recently announced at our Annual General Meeting, we have begun a review of most of our third party administration arrangements, which we expect to complete by the end of this year. This review will involve some one-off expenditure, on which we will provide guidance with our 2008 interim results on 28 August. The purpose of the review is to achieve excellent investment administration for our diverse range of Listed Asset funds, both current and future, but it is too early to say whether it will result in cost savings.

Commenting on the interim management statement, Roger Yates, Henderson Group's Chief Executive said:

"Global market conditions in the first four months of the year have been difficult. Retail investor confidence, particularly as a consequence of the credit crunch, is fragile and, as expected, flows into our Wholesale funds have been subdued. The current outlook for our Property and Institutional businesses, however, looks promising and we are pursuing a number of initiatives to expand our hedge fund assets over the next 12 to 18 months. In general, 2008 fundraising will be biased towards the second half of the year.

The prompt action we took earlier this year to protect our profits, along with the diversity of our business, should enable us to achieve our financial goals for 2008: to meet or beat Henderson Global Investors' 2007 operating profit before tax of £109.6 million and to deliver a Henderson Global Investors cost to income ratio of 65% or below[5].

Our primary focus is on profitable organic growth, but we also believe that, in these more difficult markets, we are in a good position to capitalise on other opportunities. We are actively looking for those opportunities where we can lift out teams or make bolt-on acquisitions that meet our criteria."

[5] Before non-recurring items.

* * *

Appendix: Number of shares for Earnings Per Share (EPS) calculations[6]

FY08(E)		FY08(E)	
Basic EPS calculation:	No. (millions)	**Diluted EPS calculation:**	No. (millions)
Issued share capital	724.8	Shares for Basic EPS calculation	651.3
Less: Treasury shares	(5.0)	Add back: Own shares (unconditional awards)	60.3
Less: Own shares (unconditional awards)	(60.3)	Add back: Share options	1.4
Less: Own shares (conditional – LTIP)	(8.2)		
Shares for Basic EPS calculation	**651.3**	**Shares for Diluted EPS calculation**	**713.0**

[6] This is a full-year estimate based on current issued share capital, treasury shares and employee share schemes.

Forward-looking statements

This announcement contains forward-looking statements with respect to the financial condition, results and business of Henderson Group. By their nature, forward-looking statements involve risk and uncertainty because they relate to events, and depend on circumstances, that will occur in the future. Henderson Group's actual future results may differ materially from the results expressed or implied in these forward-looking statements. Nothing in this announcement should be construed as a profit forecast.

Notes to editors

About Henderson Group plc
Henderson Group plc (Henderson Group) is the holding company of the investment management group Henderson Global Investors (Henderson). Henderson Group is headquartered in London and since December 2003 has been dual-listed on the London Stock Exchange and Australian Securities Exchange. Henderson Group is a constituent of the FTSE 250 and S&P/ASX 200 indices.

Established in 1934, Henderson is a leading independent global asset management firm. The company provides its institutiona , retail and high net-worth clients with access to skilled investment professionals representing a broad range of asset classes, including equities, fixed income, property and private equity. Henderson is one of Europe's largest investment managers, with £56.2 billion assets under management (as at 30 April 2008) and employs around 960 people worldwide.

About CHESS Depositary Interests
In this announcement, the term "shareholders" refers to all holders of Henderson Group plc shares, including those whose holdings are in the form of CHESS Depositary Interests on the Australian Securities Exchange.

CHESS Depositary Interests, or CDIs, are a way of allowing securities of foreign companies to be traded on the Australian Securities Exchange. CDIs afford shareholders all the same direct economic benefits as ordinary shares, like the right to dividends and the right to participate in rights offers.

Further information
www.henderson.com or

Investor enquiries
Mav Wynn, Head of Investor Relations
+44 (0) 20 7818 5135 or
+44 (0) 20 7818 5310
mav.wynn@henderson.com or
investor.relations@henderson.com

Media enquiries

United Kingdom: Maitland
Peter Ogden/ Lydia Pretzlik
+44 (0)20 7379 5151

Australia: Cannings
Pip Green/ Luis Garcia
+61 (0) 2 9252 0622



Financial Services Authority

Henderson Group plc

20 May 2008

Attached is a notification which was required to be announced under London Stock Exchange Listing Rules.

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Henderson Group plc
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	X
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):______________________________	
3. Full name of person(s) subject to the notification obligation:	Orion Asset Management Limited
4. Full name of shareholder(s) (if different from 3.):	
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	16 May 2008
6. Date on which issuer notified:	20 May 2008
7. Threshold(s) that is/are crossed or reached:	3.00%

8. Notified details:	

A: Voting rights attached to shares							
Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
Ordinary Shares (via CHESS Depositary Interests)	Below 3%	Below 3%	21,613,857	21,613,857		3.00%	

B: Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)	
Number of voting rights	% of voting rights
21,613,857	3.00%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
Orion Asset Management Limited

Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	Level 23, 1 Alfred Street Sydney, NSW, 2000
14. Contact name:	Tim Ryan, CEO
15. Contact telephone number:	+612 8247 8101



Financial Services Authority

21 May 2008

Attached is a notification which was required to be announced under London Stock Exchange Listing Rules.

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Henderson Group plc
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	X
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):______	
3. Full name of person(s) subject to the notification obligation:	Orion Asset Management Limited
4. Full name of shareholder(s) (if different from 3.):	
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	19 May 2008
6. Date on which issuer notified:	21 May 2008
7. Threshold(s) that is/are crossed or reached:	Below 3.00%

8. Notified details:	

A: Voting rights attached to shares							
Class/type of shares If possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
Ordinary Shares (via CHESS Depositary Interests)	21,613,857	21,613,857	18,643,857	18,643,857		2.59%	

B: Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)	
Number of voting rights	% of voting rights
18,643,857	2.59%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
Orion Asset Management Limited

Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	Level 23, 1 Alfred Street Sydney, NSW, 2000
14. Contact name:	Tim Ryan, CEO
15. Contact telephone number:	+612 8247 8101

END